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                                                   ---------------------------
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.      )*
                                           -----


                          AG-BAG INTERNATIONAL, LTD.
         -------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   001077106
                   -----------------------------------------
                                 (CUSIP Number)


                                 BONNIE MOORE
 150 S. Rodeo Drive, Suite 100, Beverly Hills, California 90212, 310/246-3700
- ------------------------------------------------------------------------------
                     (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)

                                 May 15, 1996
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ----------------------
  CUSIP NO. 001077106                                      PAGE 2 OF 13 PAGES
- -----------------------                                  ----------------------


- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              David Jonathan Merriman

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
              PF, 00

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
               USA

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            269,041

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          542,925
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             269,041

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          542,925

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      811,966

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.738

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------                                  ----------------------
  CUSIP NO. 001077106                                      PAGE 3 OF 13 PAGES
- -----------------------                                  ----------------------


                                 SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

This statement relates to 811,966 shares of Common Stock (the "Stock") of Ag-Bag International, Ltd., a Delaware corporation ("AGBG"). The principal executive office of AGBG is located at 2320 SE Ag-Bag Lane, Warrenton, Oregon 97146.


ITEM 2.  IDENTITY AND BACKGROUND.

The person filing this statement, and the information regarding such person, is as follows:

(a)  David Jonathan Merriman ("Merriman").

(b) The business address of Merriman is 150 South Rodeo Drive, Suite 100, Beverly Hills, California 90212.

(c) Merriman is a registered broker employed by Dabney/Resnick, Inc., a California corporation and registered broker-dealer ("DRI"), as broker and director of equity investments. Merriman also is employed by Dabney/Resnick Asset Management, Inc., a California corporation ("DRAM"). In DRAM's capacity as the general partner of The Recovery Fund, L.P., a California Limited Partnership ("RF"), DRAM has designated Merriman as portfolio manager of RF.

(d) During the last five years, Merriman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Merriman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Merriman is a citizen of the United States of America.

- -----------------------                                  ----------------------
  CUSIP NO. 001077106                                      PAGE 4 OF 13 PAGES
- -----------------------                                  ----------------------


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The sole sources of funds (in the amount of $990,528.36) used in purchasing the Stock were the personal funds of Merriman, the corporate assets of DRI and the partnership assets of RF. Specifically, $334,105.44 of the personal funds of Merriman, $220,322.50 of the corporate funds of DRI and $459,225.92 of the partnership assets of RF were used in purchasing the Stock.


ITEM 4.   PURPOSE OF TRANSACTION.

The purpose of the acquisitions of the Stock reported herein was to obtain an equity position in AGBG. Merriman may in the future either acquire additional securities of AGBG or dispose of securities of AGBG, for his own account or for the account of DRI or RF. Merriman plans to continually review AGBG's business affairs, financial position and future prospects as well as conditions in the securities markets and general economic and industry conditions and may seek to acquire control of AGBG (either directly or for the account of DRI or RF) through a proxy solicitation, tender offer or such other actions as Merriman may deem appropriate. Merriman does not, however, have any present proposals for acquiring control of AGBG.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, Merriman beneficially owns 811,966 shares of the Stock representing 6.738% of the outstanding common stock of AGBG.
     Merriman owns 269,041 shares of the Stock for his account. Merriman has no right to acquire any of the 365,962 shares of Stock purchased for the account of RF, which represents 3.037% of the outstanding common stock of AGBG, or any of the 176,963 shares of Stock purchased for the account of DRI, which represents 1.469% of the outstanding common stock of AGBG.

(b) Merriman has sole voting and dispositive power over the 269,041 shares described in paragraph (a) as being owned for Merriman's account. In Merriman's capacity as an employee of DRI and DRAM, Merriman shares voting and dispositive power over the shares described in paragraph (a) as being owned by DRI and RF, respectively (aggregate of 542,925 shares).

(c) From the sixtieth (60th) day before May 15, 1996, through the date hereof, Merriman effected transactions in the Stock for his own account, for the account of DRI and for the account of RF, respectively. Specifically, Merriman effected the following transactions in the Stock on the dates indicated:

- -----------------------                                  ----------------------
  CUSIP NO. 001077106                                      PAGE 5 OF 13 PAGES
- -----------------------                                  ----------------------


(i) Transactions effected for Merriman's own account (including by investment of funds in Merriman's IRA account, as specified):

Bought                    Number of   Price Per
or Sold     Trade Date    Shares      Share
- -------     ----------   ---------   ---------
BOT         05/14/96       2,000     1.37500
BOT         05/15/96       4,100     1.37500
BOT         05/15/96       5,000     1.40625
BOT         06/05/96       5,900     1.31250
BOT         06/10/96       3,896     1.31250
BOT         06/10/96         500     1.31250
BOT         06/10/96       2,000     1.31250   (IRA account)
BOT         06/12/96       2,000     1.37500
BOT         06/28/96       1,000     1.31250
BOT         07/08/96       3,500     1.18750
BOT         07/16/96       3,000     1.10410
BOT         07/17/96      10,000     0.93750
BOT         08/01/96       1,800     1.03125   (IRA account)
BOT         08/02/96       5,000     0.97875
BOT         09/06/96       5,000     0.93750

   (ii)  Transactions effected for the account of RF:

Bought                   Number of   Price Per
or Sold     Trade Date   Shares      Share
- -------     ----------   ---------   ---------
SLD         04/01/96      10,000     1.40625
SLD         04/11/96       5,000     1.37500
BOT         04/16/96       4,000     1.40625
SLD         04/30/96       3,000     1.62500
BOT         05/07/96       4,000     1.50000

- -----------------------                                  ----------------------
  CUSIP NO. 001077106                                      PAGE 6 OF 13 PAGES
- -----------------------                                  ----------------------


Bought                   Number of   Price Per
or Sold     Trade Date   Shares      Share
- -------     ----------   ---------   ---------
BOT         05/08/96       3,000     1.43750
BOT         05/15/96      10,000     1.37500
BOT         05/21/96       2,500     1.37500
BOT         05/21/96       7,500     1.31250
BOT         05/23/96       4,000     1.31250
BOT         05/23/96       2,000     1.31250
BOT         05/24/96       5,000     1.37500
BOT         05/24/96       5,000     1.43750
BOT         05/29/96       7,000     1.31250
BOT         05/31/96       3,000     1.37500
BOT         06/04/96       5,000     1.31250
BOT         06/05/96       4,100     1.31250
SLD         06/12/96      25,000     1.25000
BOT         06/14/96       2,000     1.34375
BOT         06/14/96       5,000     1.34375
BOT         06/18/96       5,000     1.34375
BOT         06/19/96       1,000     1.34375
BOT         06/19/96      14,000     1.31250
BOT         06/24/96       3,000     1.25000
BOT         06/24/96       1,000     1.25000
BOT         06/25/96       5,000     1.25000
BOT         07/02/96      10,000     1.25000
BOT         07/05/96       2,500     1.25000
BOT         07/05/96       1,000     1.25000
BOT         07/05/96       1,000     1.25000
BOT         07/09/96       2,000     1.18750

- -----------------------                                  ----------------------
  CUSIP NO. 001077106                                      PAGE 7 OF 13 PAGES
- -----------------------                                  ----------------------


Bought                   Number of   Price Per
or Sold     Trade Date   Shares      Share
- -------     ----------   ---------   ---------
BOT         07/16/96       1,500     0.93750
BOT         07/16/96       1,962     0.93750
BOT         07/16/96       1,000     0.93750
BOT         07/16/96       1,000     0.90625
BOT         07/16/96       4,000     0.90625
BOT         07/17/96       8,000     0.75000
BOT         07/18/96      10,000     1.00000
BOT         07/25/96      10,000     1.03125
BOT         07/26/96       2,500     1.00000
BOT         07/30/96       3,000     1.00000
BOT         08/05/96      10,000     0.93750
BOT         08/06/96       4,500     1.00000
BOT         09/06/96      20,000     0.92190

   (iii)  Transactions effected for the account of DRI:

Bought                   Number of   Price Per
or Sold     Trade Date   Shares      Share
- -------     ----------   ---------   ---------
BOT         03/15/96       1,000     1.312500
BOT         03/18/96       2,500     1.312500
SLD         03/19/96      11,000     1.312500
BOT         03/25/96      10,000     1.281250
BOT         03/26/96      10,000     1.343750
SLD         03/27/96       5,000     1.406250
BOT         03/29/96      11,200     1.375000
BOT         04/02/96      10,000     1.375000
BOT         04/02/96      10,900     1.375000

- -----------------------                                  ----------------------
  CUSIP NO. 001077106                                      PAGE 8 OF 13 PAGES
- -----------------------                                  ----------------------


Bought                   Number of   Price Per
or Sold     Trade Date   Shares      Share
- -------     ----------   ---------   ---------
SLD         04/02/96       5,000     1.406250
SLD         04/04/96       8,000     1.500000
BOT         04/08/96      10,000     1.375000
BOT         04/08/96       1,000     1.312500
BOT         04/08/96       1,000     1.250000
SLD         04/10/96       5,000     1.375000
SLD         04/10/96       2,500     1.375000
BOT         04/10/96      10,000     1.343750
SLD         04/11/96       5,000     1.375000
BOT         04/12/96       5,000     1.375000
BOT         04/15/96       5,000     1.406250
BOT         04/15/96      11,750     1.406250
BOT         04/16/96       2,000     1.406250
BOT         04/16/96      10,000     1.406250
BOT         04/18/96       1,800     1.437500
BOT         04/19/96       1,000     1.500000
BOT         04/19/96       2,000     1.500000
BOT         04/19/96       7,500     1.468750
BOT         04/22/96       5,402     1.437500
BOT         04/22/96       3,500     1.468750
BOT         04/23/96       1,000     1.437500
BOT         04/23/96       3,000     1.406250
BOT         04/25/96       9,785     1.406250
SLD         04/26/96       5,000     1.500000
BOT         04/26/96       2,500     1.437500
BOT         04/26/96       1,000     1.437500

- -----------------------                                  ----------------------
  CUSIP NO. 001077106                                      PAGE 9 OF 13 PAGES
- -----------------------                                  ----------------------


Bought                   Number of   Price Per
or Sold     Trade Date   Shares      Share
- -------     ----------   ---------   ---------
BOT         04/26/96       2,000     1.468750
BOT         04/26/96       1,000     1.500000
BOT         04/26/96       4,000     1.500000
BOT         04/26/96       1,500     1.500000
BOT         04/26/96       2,000     1.500000
BOT         04/29/96      10,000     1.531250
BOT         04/30/96       1,000     1.625000
SLD         04/30/96       1,000     1.625000
BOT         04/30/96       1,000     1.625000
BOT         04/30/96       1,000     1.687500
BOT         04/30/96       3,000     1.687500
BOT         05/01/96       2,000     1.593750
BOT         05/01/96       8,000     1.562500
BOT         05/01/96       1,000     1.562500
BOT         05/06/96       5,000     1.500000
BOT         05/07/96       1,000     1.500000
BOT         05/07/96      10,000     1.500000
BOT         05/07/96       5,000     1.500000
BOT         05/07/96       2,465     1.500000
BOT         05/08/96       1,000     1.500000
BOT         05/13/96      13,000     1.437500
BOT         05/14/96       1,000     1.437500
BOT         05/14/96       5,500     1.375000
BOT         05/15/96       6,000     1.375000
BOT         05/15/96      12,333     1.375000
BOT         05/15/96       1,000     1.375000

- -----------------------                                  ----------------------
  CUSIP NO. 001077106                                      PAGE 10 OF 13 PAGES
- -----------------------                                  ----------------------



Bought                   Number of   Price Per
or Sold     Trade Date   Shares      Share
- -------     ----------   ---------   ---------
SLD         05/16/96       5,000     1.406250
BOT         05/16/96       6,000     1.375000
BOT         05/24/96       2,000     1.375000
BOT         05/28/96       6,500     1.375000
BOT         05/29/96       3,300     1.312500
BOT         06/04/96       7,000     1.312500
BOT         06/10/96       3,604     1.312500
BOT         06/11/96       2,566     1.312500
BOT         06/11/96       1,250     1.312500
SLD         06/12/96     200,000     1.281250
SLD         06/12/96     200,000     1.281250
BOT         06/12/96      25,000     1.250000
BOT         06/12/96       7,000     1.312500
BOT         06/12/96       3,500     1.375000
BOT         06/13/96       4,000     1.312500
BOT         06/14/96       5,000     1.343750
BOT         06/14/96       6,000     1.375000
BOT         06/14/96       1,000     1.312500
BOT         06/17/96       3,000     1.312500
BOT         06/17/96       5,000     1.312500
BOT         06/17/96       3,600     1.312500
BOT         06/18/96       5,000     1.375000
BOT         06/18/96       5,000     1.343750
BOT         06/19/96       5,000     1.343750
BOT         06/19/96       3,500     1.312500
BOT         06/20/96       1,000     1.281250

- -----------------------                                  ----------------------
  CUSIP NO. 001077106                                      PAGE 11 OF 13 PAGES
- -----------------------                                  ----------------------


Bought                   Number of   Price Per
or Sold     Trade Date   Shares      Share
- -------     ----------   ---------   ---------
BOT         06/20/96       1,000     1.312500
BOT         06/25/96         700     1.250000
BOT         06/28/96       4,100     1.250000
BOT         06/28/96       1,000     1.250000
SLD         07/03/96       8,000     1.281250
SLD         07/05/96       3,500     1.250000
SLD         07/09/96         800     1.312500
BOT         07/11/96       1,000     1.187500
BOT         07/16/96       1,000     1.000000
BOT         07/19/96       1,500     1.000000
SLD         07/19/96       1,000     1.031250
BOT         07/19/96      10,000     1.000000
SLD         07/19/96       2,500     1.062500
BOT         07/24/96       2,000     1.000000
BOT         07/25/96       3,500     1.000000
SLD         07/25/96      10,000     1.031250
BOT         07/31/96       1,429     1.000000
BOT         08/02/96       1,000     1.000000
BOT         08/06/96       4,000     1.000000
SLD         08/06/96       5,000     1.000000
SLD         08/07/96       5,500     1.046875
SLD         08/07/96      11,000     1.046875
BOT         08/07/96      10,000     1.031250
BOT         08/08/96       1,000     1.031250
SLD         08/08/96       3,000     1.000000
BOT         08/08/96       1,000     1.000000

- -----------------------                                  ----------------------
  CUSIP NO. 001077106                                      PAGE 12 OF 13 PAGES
- -----------------------                                  ----------------------


Bought                   Number of   Price Per
or Sold     Trade Date   Shares      Share
- -------     ----------   ---------   ---------
SLD         08/12/96      10,000     1.000000
SLD         08/15/96       5,000     1.000000
BOT         08/16/96      10,000     0.968750
BOT         08/19/96       2,000     0.687500
SLD         08/19/96       5,000     0.718750
BOT         08/19/96       1,000     0.906250
BOT         08/19/96       1,000     0.843750
BOT         08/19/96       1,000     0.968750
SLD         08/19/96       2,700     0.718750
BOT         08/19/96       1,000     0.781250
BOT         09/06/96       5,000     0.896250
SLD         09/06/96       5,000     0.937500

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Merriman and any person with respect to any of the Stock. Merriman's bonus compensation depends in part on the profits earned by DRI and RF on the Stock, and Merriman receives commissions based on transactions in the Stock.

- -----------------------                                  ----------------------
  CUSIP NO. 001077106                                      PAGE 13 OF 13 PAGES
- -----------------------                                  ----------------------


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    NONE

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 12, 1996.


                              /s/   David Jonathan Merriman
                              -------------------------------------
                              David Jonathan Merriman